November 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pasithea Therapeutics Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-291611) Filed on November 18, 2025

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 21, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for November 24, 2025, at 9:00 a.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please call James O’Grady of Lowenstein Sandler LLP at (646) 414-6849 with any questions.

Very truly yours,

PASITHEA THERAPEUTICS CORP.

By:	/s/ Dr. Tiago Reis Marques
Dr. Tiago Reis Marques
Chief Executive Officer